June 9, 2003



David E. Nelson
455 East 500 South, #201
Salt Lake City, Utah  84111

M. E. Dancy
455 East 500 South, #201
Salt Lake City, Utah  84111

Re: Written Compensation Agreement for the issuance of shares of common stock of Oak Ridge Micro-Energy, Inc., a Colorado corporation (the "Company"), in consideration of certain consulting services rendered by you as employees of SCS, Inc., a Utah corporation ("SCS"), pursuant to its Consulting Agreement with the Company under date of February 10, 2003

Dear Gentlemen:

     This agreement will confirm that the Company will issue to each of you 5,000 shares of common stock of the Company to be registered on Form S-8 of the Securities and Exchange Commission for the following consulting services rendered to or for the benefit of the Company as an employee of SCS from and after February 10, 2003, to the date hereof: Consultation regarding election of new members of management, including the search for a President and CFO; Business Plan drafting and formulation; and the introduction to potential customers of products being developed by the Company.

     The Company will also issue you each an additional 5,000 shares of "restricted" securities (common stock) of the Company as additional consideration for these services.

     The issuance of these securities shall be in full compensation of any and all services rendered by either of you to the Company to the date hereof.

     Thank you very much.

                                     Yours very sincerely,

                                     /s/  Mark Meriwether

Accepted:

/s/ David E. Nelson

/s/ M. E. Dancy